TortoiseEcofin Acquisition Corp. III

5100 W. 115th Place

Leawood, KS 66211

May 19, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	TortoiseEcofin Acquisition Corp. III
Amendment No. 3 to Registration Statement on Form S-1
Filed May 4, 2021
File No. 333-253586

Ladies and Gentlemen:

Set forth below are the responses of TortoiseEcofin Acquisition Corp. III (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 17, 2021, with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1, File No. 333-253586, filed with the Commission on May 4, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing Amendment No. 4 to the Registration Statement (the “Amendment”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amendment.

Amendment No. 3 to Registration Statement on Form S-1 filed May 4, 2021

Exhibits

Exhibit 4.4, page II-2

1.	Your Risk Factors and Description of Securities sections state that the exclusive forum provision of the warrant agreement identifies the courts of the State of New York or the United States District Court for the Southern District of New York as the exclusive forum for claims under the Securities Act and that the exclusive forum provision will not apply to claims under the Exchange Act. However, Section 9.3 of the warrant agreement does not discuss the provision’s applicability to the Securities Act or Exchange Act. Please revise Section 9.3 of the warrant agreement to state that it applies to claims under the Securities Act, but not to claims under the Exchange Act or, if you determine not to revise the warrant agreement, tell us how you will inform investors in future filings of this fact.

RESPONSE: The Company respectfully advises the Staff that we have revised Section 9.3 of the warrant agreement on page 15 to state that the provision applies to claims under the Securities Act, but not claims under the Exchange Act and filed the form of warrant agreement as Exhibit 4.4 to the Amendment in response to the Staff’s comment.

Exhibit 5.2

2.	It is inappropriate to assume the legal authority of, authorization by, or due execution by the Company and its representatives; please delete or revise assumptions 1, 4, 8 and 9 accordingly. It is also inappropriate to assume facts that are readily ascertainable; please delete or revise assumptions 2 and 3 accordingly.

RESPONSE: The Company respectfully advises the Staff that, while Cayman Islands counsel to the Company is of the view that the assumptions relate legitimately to matters of fact that are not capable of independent verification, Cayman Islands counsel to the Company has deleted the assumptions previously numbered 2, 3, 4 and 8 on pages 3 and 4 of its opinion, revised the assumptions previously numbered 1 and 9 on pages 2 and 4 of its opinion in order to make their meaning more plain and the Company has filed the opinion of Cayman Islands counsel to the Company as Exhibit 5.2 to the Amendment in response to the Staff’s comment.

With respect to the assumption previously numbered 9 on page 4 of the legal opinion of our Cayman Islands counsel, we confirm that such assumption relates only to laws other than the laws of the Cayman Islands. As our counsel providing such opinion are Cayman Islands attorneys, they have advised us that they are only able to opine on matters of Cayman Islands law and as a result are unable to remove this assumption. We also respectfully note that the units and warrants to be registered pursuant to the Registration Statement are to be issued under the laws of the State of New York, and that the valid, binding and enforceable nature of our units and warrants under the laws of the State of New York are opined upon by Vinson & Elkins L.L.P. in its opinion filed as Exhibit 5.1 to the Registration Statement.

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Securities and Exchange Commission

May 19, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Brenda K. Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

TORTOISEECOFIN ACQUISITION CORP. III

By:	/s/ Vincent T. Cubbage
Name:	Vincent T. Cubbage
Title:	Chief Executive Officer

Enclosures

cc:	Brenda K. Lenahan, Vinson & Elkins L.L.P.